UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

____________________________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

[ ]	Transition REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number 0-13358

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP, INC. 401(k) Plan

(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capital City Bank Group, Inc.

217 North Monroe Street

Tallahassee, Florida 32301

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2018 and 2017 have been prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements and
Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan

December 31, 2018 and 2017

and Year Ended December 31, 2018

With Report of Independent Registered Public Accounting Firm

Capital City Bank Group, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017 and Year Ended December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm........................................................... 1

Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)................................................ 12

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Capital City Bank Group, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Capital City Bank Group, Inc. 401(k) Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2013.

Tallahassee, Florida

June 27, 2019

Capital City Bank Group, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments at fair value	$30,575,947	$33,341,702

Total assets	30,575,947	33,341,702

Net assets available for benefits	$30,575,947	$33,341,702

See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

2018
Additions
Investment income:
Dividends and interest income	$293,468
Net depreciation in fair value of investments	(1,998,918)
Total Investment Loss	(1,705,450)

Contributions:
Participants	2,420,898
Employer	634,093
Rollover	264,135
Total Contributions	3,319,126

Total Additions	1,613,676

Deductions
Benefit payments	4,267,104
Administrative expenses	112,327
Total deductions	4,379,431
Net decrease	(2,765,755)

Net assets available for benefits at beginning of year	33,341,702
Net assets available for benefits at end of year	$30,575,947

See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2018

1. Description of Plan

The following description of the Capital City Bank Group, Inc. 401(k) Plan (the Plan) provides general information about the Plan’s provisions. Capital City Bank Group, Inc. (the Company) is the plan sponsor. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution retirement plan established under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan is intended to provide benefits to all eligible employees of the Company. Employees of the Company become eligible to participate in the Plan at the time of employment. Employees may enter the Plan on the first day of the month coinciding with or following the date on which the employee becomes eligible to participate in the Plan.

The overall responsibility for administering the Plan rests with the Company.  However, the Company has delegated administration of the Plan to the Retirement Committee (the “Plan Administrator”).  The administrative and record-keeping services are outsourced Empower Retirement.  Reliance Trust serves as trustee and asset custodian.  Strategic Retirement Partners served as the 3(38) fiduciary for the plan years ended December 31, 2018.

Contributions

Each year, participants may elect to contribute up to 100% of pretax annual compensation, as defined in the Plan document and subject to certain limitations under the IRC.  Participants may choose to change their deferral percentage at any time. The Plan also includes an automatic contribution arrangement that applies to new or re-hired employees of the Company. The automatic deferral amount is 3 percent of eligible compensation. Employees who do not wish to be automatically enrolled may elect not to defer or to defer another percentage. The Plan also allows participants who reach the age of 50 during the taxable year to make catch-up contributions. Catch-up contributions are 401(k) elective deferral contributions in excess of any limit on such contributions under the Plan subject to IRC limitations.  The Plan also allows participants to contribute monies as Roth contributions, subject to the same limitations as are in place for pretax contributions.

For 2018, the Company provided a 50% match on participant contributions of 6% or less of eligible compensation.  Only employees hired after January 1, 2002, and who have completed 90 days of service, are eligible for this match.  No additional discretionary employer contributions were made for 2018.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.       Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company matching contributions, and allocations of Plan earnings based on the participant’s investment elections; any withdrawal distribution fees are charged to the participant account.  Administrative expenses are paid by the plan, the participants, or directly by the Company, as defined in the Plan document and/or vendor agreements.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100% vested in the Company’s matching and discretionary contributions, and related earnings thereon, after three years of credited service (on a cliff basis).  Credited service for vesting purposed requires 1,000 hours during the Plan year.

A participant becomes fully vested in his or her account balance upon retirement, death or disability.

Forfeitures

Forfeitures are used to reduce the employer contributions and/or pay Plan administrative expenses. Unallocated forfeited balances as of December 31, 2018 and 2017 were approximately $3,000 and $3,800 respectively. The Company did not use forfeitures to reduce Company contributions for 2018 and 2017.

Payment of Benefits

Upon termination of service due to death, disability, retirement or other reason, a participant will, upon request, receive a lump-sum amount equal to the value of the vested interest in his or her account. Participants may also receive a distribution while in service upon demonstration of financial hardship or reaching age 59 ½.  Participants that are qualified reservists and are called upon for active duty for more than 179 days or an indefinite period may receive a distribution.

Administrative Expenses

The Plan’s administrative expenses were paid, pro rata, by participants.  Forfeiture monies were used to offset participant expenses when available.  Expenses relating to purchases, sales, transfers or distributions of the Plan’s investments are charged to the particular investment fund and/or participant to which the expense relates.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.       Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) include the Plan’s gains and losses on investments bought and sold as well as held during the year.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.  The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements.  The updated guidance is effective for fiscal years beginning after December 15, 2019, with early adoption permitted.  The Plan is currently assessing the timing and impact of adopting the updated provisions.  This ASU is not expected to have a significant impact on the Plan’s fair value disclosures and no impact to the financial statements.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:     Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2:     Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 2 inputs include the following:

•          quoted prices for similar assets and liabilities in active markets

•          quoted prices for identical or similar assets or liabilities in markets that are not active

•          observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•          inputs that are derived principally or corroborated by observable market data by correlation or other means

Level 3: Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each general type of investments measured at fair value by the Plan.

Company common stock: Valued at the closing price reported on the active market on which the common stock is traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Valued at the NAV of units of a collective trust fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of
	December 31, 2018
	Level 1	Level 2	Level 3	Total
Company common stock	$1,796,534	$-	$-	$1,796,534
Mutual funds	4,033,083	-	-	4,033,083
Collective investment trusts(a)	-	-	-	24,746,330
	$5,829,617	$-	$-	$30,575,947

	Assets at Fair Value as of
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Company common stock	$1,926,357	$-	$-	$1,926,357
Mutual funds	4,707,191	-	-	4,707,191
Collective investment trusts(a)	-	-	-	26,708,154
	$6,633,548	$-	$-	$33,341,702

(a) These investments are valued based on net asset value (NAV) per unit, as provided by the trustee of the fund as a practical expedient, and have not been classified in the fair value hierarchy. The fair value amounts are provided to reconcile to the statement of net assets available for benefits.

4. Risks and Uncertainties

The Plan holds various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Related Party and Party-In-Interest Transactions

The Plan invests in the common stock of the Company. This transaction qualifies as party-in-interest transaction; however, it is exempt from the prohibited transaction rules under ERISA. During 2018, the Plan received common stock cash dividends of $24,938 from the Company.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

6. Tax Status

The underlying prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014, stating that the written form of the underlying prototype document is qualified under Section 401 of the Internal Revenue Code (the Code). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401 of the Code, and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, currently there are no audits for any tax periods in progress.

Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan

Plan No. 003 EIN 59-2273542

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

Mutual funds:
Clearbridge	Large Cap Growth IS, 7,155 shares	**	$310,378
Cohen & Steers	Real Estate Securities Z, 19,207 shares	**	277,162
Fidelity	Advisor Small Cap Growth I, 21,920 shares	**	466,019
Fidelity	Advisor Total Bond I, 79,086 shares	**	808,259
Fidelity	Emerging Markets Index, 47,240 shares	**	450,665
Franklin Templeton	Franklin Utilities R6, 6,869 shares	**	125,504
Harbor	Small Cap Value Retirement, 7,904 shares	**	217,133
Mass Mutual	Premier Infl-Prot and Inc I, 2,006 shares	**	19,762
Mass Mutual	Select Mid Cap Growth I, 19,236 shares	**	363,372
Morgan Stanley	Inst High Yield IS, 26,782 shares	**	246,662
Nuveen	Small Cap Value I, 5,045 shares	**	102,204
Principal	Government & High Qual Bd Inst, 3,220 shares	**	32,713
SEI	Mid Cap F (SIMT), 14,905 shares	**	320,766
Great-West	Mid Cap Value Instl, 66 shares	**	515
Transamerica	Large Cap Value I, 19,805 shares	**	197,060
Wells Fargo	Discp US Core I, 6,387 shares	**	94,909
Total			4,033,083

Collective investment trusts:
Blackrock	Equity Index Fund R, 6,170 shares	**	1,984,030
Blackrock	LifePath Index 2020 Fund CL 35, 184,392 shares	**	3,547,707
Blackrock	LifePath Index 2025 Fund CL 35, 174,337 shares	**	3,645,389
Blackrock	LifePath Index 2030 Fund CL 35, 135,507 shares	**	3,004,181
Blackrock	LifePath Index 2035 Fund CL 35, 129,073 shares	**	3,003,535
Blackrock	LifePath Index 2040 Fund CL 35, 93,954 shares	**	2,257,710
Blackrock	LifePath Index 2045 Fund CL 35, 49,112 shares	**	1,221,895
Blackrock	LifePath Index 2050 Fund CL 35, 34,856 shares	**	858,147
Blackrock	LifePath Index 2055 CL 35, 60,112 shares	**	761,024
Blackrock	LifePath Index Retire CL 35, 52,950 shares	**	835,554
Blackrock	Mid Cap Equity Index Fund R, 3,496 shares	**	549,646
Blackrock	MSCI ACWI ex-U.S. Index R, 48,455 shares	**	536,392
Blackrock	Russell 1000 Growth R, 46,893 shares	**	633,989
Blackrock	Russell 1000 Value R, 17,281 shares	**	207,372
Blackrock	Russell 2000 Index Fund R, 3,247 shares	**	483,721
Reliance	MetLife Series 25053 CL 0, 7,012 shares	**	1,216,038
Total			24,746,330

*Capital City Bank Group, Inc.	Capital City Bank Group Stock, 77,403 shares	**	1,796,534
			$30,575,947

* Party-in-interest
** Participant-directed investment, cost not required

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN

EXHIBIT INDEX

Exhibit No.                     Document

23.1                                 Ernst & Young, LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan

By:  Reliance Trust, Trustee

By: /s/Kevin Bennett

Kevin Bennett, Account Manager

Dated: June 27, 2019